Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Chattem, Inc. for the registration of $100,000,000 aggregate principal amount of 1.625% Convertible Senior Notes due 2014 and the shares of common stock issuable upon the conversion of the Notes and to the incorporation by reference therein of our report dated January 31, 2005, except for the section “Inventories” included in Note 2 as to which the date is February 17, 2006, with respect to the consolidated statements of income, shareholders’ equity, and cash flows for the year ended November 30, 2004, included in its Annual Report (Form 10-K) for the year ended November 30, 2006 and the related financial statement schedule of Chattem, Inc. included therein, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Chattanooga, Tennessee

June 22, 2007